UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Mueller Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

624756102
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

August 31, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 624756102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 6

1	NAME OF REPORTING PERSON:		BEI-Longhorn, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

This Amendment No. 8 (this “Amendment”) amends the Statement on Schedule 13D originally filed on July 15, 2011 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Mueller Industries, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

The aggregate amount of funds used by BEI Longhorn to purchase the additional 558,325 shares of Common Stock reported herein by the Reporting Persons was $25,618,465, including commissions.  All purchases of these shares of Common Stock were made in open market transactions.  The source of funds used in connection with the purchase of these shares of Common Stock was advances to BEI Longhorn from its indirect parent, Baldwin.  Baldwin obtained these funds from its working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  All percentages in this Item 5 are based on 37,901,415 shares of Common Stock outstanding as of July 26, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.  As of the close of business on September 1, 2011, the Reporting Persons beneficially owned the following shares of Common Stock:

(i) BEI Longhorn owns an aggregate of 10,135,259 shares of Common Stock, representing approximately 26.7% of the shares of Common Stock presently outstanding.

(ii) By virtue of its ownership of all of the outstanding membership interests in BEI Longhorn, for purposes of this Statement on Schedule 13D, BEI Arch may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(iii) By virtue of its ownership of all of the outstanding membership interests in BEI Arch, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(iv) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

7

(v) By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(vi) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock owned by BEI Longhorn.

(b)           The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment and Item 5(a) hereof are incorporated herein by reference.  Leucadia, Phlcorp, Baldwin, BEI Arch and BEI Longhorn may be deemed to share voting and dispositive power with respect to the 10,135,259 shares of Common Stock owned by BEI Longhorn reflected in this Statement on Schedule 13D.

(c)           Except as set forth herein or in the attached Schedule A or as previously reported in the Schedule 13D, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           Not applicable.

(e)           Not applicable.

8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Barbara L. Lowenthal
Name:	Barbara L. Lowenthal
Title:	Vice President and Comptroller

PHLCORP HOLDING LLC

By:	/s/ Barbara L. Lowenthal
Name:	Barbara L. Lowenthal
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Barbara L. Lowenthal
Name:	Barbara L. Lowenthal
Title:	Vice President

BEI ARCH HOLDINGS, LLC
By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Barbara L. Lowenthal
Name:	Barbara L. Lowenthal
Title:	Vice President

BEI-LONGHORN, LLC

By:	BEI Arch Holdings, LLC
Its Sole Member

By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Barbara L. Lowenthal
Name:	Barbara L. Lowenthal
Title:	Vice President

9

Schedule A

Transactions in Shares of Common Stock by the Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Weighted Average Price Per Share
BEI Longhorn	08/26/2011	Purchase	12,900	$41.63695(1)
BEI Longhorn	08/26/2011	Purchase	19,289	$43.16864(2)
BEI Longhorn	08/26/2011	Purchase	100,911	$43.72837(3)
BEI Longhorn	08/29/2011	Purchase	37,538	$45.16053(4)
BEI Longhorn	08/29/2011	Purchase	23,462	$45.99874(5)
BEI Longhorn	08/30/2011	Purchase	84,345	$45.56481(6)
BEI Longhorn	08/30/2011	Purchase	55,655	$46.62159(7)
BEI Longhorn	08/31/2011	Purchase	224,225	$47.32960(8)

(1)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $41.445-$42.42. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(2)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $42.47-$43.47. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(3)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $43.48-$44.09. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(4)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $44.56-$45.55. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(5)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.62-$46.23. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(6)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.30-$46.30. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(7)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $46.31-$46.87. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(8)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $46.945-$47.66. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.